Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: February 8, 2017

GE Oil and Gas and Baker Hughes
Integration Planning
Update for employees

For integration planning purposes only.  1

This slide deck will be used by Integration Planning Leadership to communicate in townhalls and small groups around world.

[LOCAL HOST]

•
Today, we are pleased to have [INTEGRATION LEADER] with us today. This is an important time for both companies, and we want to be sure we give you the chance to talk to some people who are right in the middle of it

•	Let’s start with a Safety Moment

Safety
Moment

[LOCAL HOST]

•	Fire drills not planned, escape locations, etc.

•	Introduce speakers

Agenda

o Transaction basics and benefits
o Integration planning progress
o Cultural considerations
o Q and A

For integration planning purposes only.    3

[INTEGRATION LEADER/S]

•	Thank you for hosting us. We are really pleased to have a chance to talk to the [INSERT GROUP NAME] today.

•	Time has been flying by since the deal was announced, but we are going to start at the beginning with a quick look at the deal basics and the benefits – why we’re excited about it

•	Then we’ll talk about the “people piece,” – and how we’re going about defining who we are and what we stand for

•	And finally, there will be a chance to ask questions. We won’t be able to answer all of them – because this is a work in progress -- but we will share what we know so far

Transaction Overview ...

GE Oli and gas and $7.4B cash +
Baker Hughes = Baker Hughes
A GE Company (Operating Partnership)

62.5% will be owned by GE
Baker Hughes a GE Company
37.5% will be owned by current Baker Hughes shareholders

GOVERNANCE
BOARD OF DIRECTORS
Jeff Immelt
Chairman of the New Board

Martin Craighead
Vice Chairman of the New Board

President and CEO
Lorenzo Simonelli

For integration planning purposes only.   4

•	GE will transfer its Oil & Gas business, and Baker Hughes will transfer its business to the new operating partnership, called Baker Hughes, a GE Company.

•	GE will also pay $7.4 billion to fund the $17.50 per share dividend to Baker Hughes shareholders.

•	GE will own 62.5% of the combination, and Baker Hughes shareholders will own 37.5% of what will be a new publicly traded company, which will trade on NYSE.

•	9-member Board of Directors, chaired by Jeff Immelt; Martin Craighead serves as vice chairman.

•	New company will be led by Lorenzo Simonelli, current President & CEO of GE Oil & Gas.

By the Numbers...

70,000 employees
#2 player in oilfield equipment and services industry
120 countries with operations

- 2X SCALE

Connecting equipment, data, and people
across the value stream
Molecule to megawatt

For integration planning purposes only.   5

•	We want to make sure that everyone understands why this is such a great deal for our investors, customers, and employees

•	This deal is about bringing together complementary assets and capabilities that neither company could organically develop on its own

•	We will be the clear number two out of the gate: positioned to deliver value from day one

•	We will grow to 70,000 employees in 120 countries – a company with strength and scale that can compete with the best of them

•	Together the two companies can shift from just products and services, to productivity solutions for our customers.

•	We will offer customers a “fullstream” portfolio – from molecules to megawatts

Creating the Industry Productivity
   Leader

Best customer partner
Fullstream capabilities
in equipment, technology,services
Upstream- Midstream- Downstream

Smarter solutions faster Baker Hughes
 products and services with GE Oil and Gas
 differentiating manufacturing capabilities

Digitization will drive
efficiency in new ways

Physical meets digital
Baker Hughes expertise enhanced by
GE Store and Predix

41.6B in synergies
expected by 2020

Stronger company
More resilient to market swings

Common DNA
Technology is at the heart of everything we do R.C. Boker
Thomas Edison Howord Robord Hughes, Sr.

For integration planning purposes only.   6

•	This is a compelling, transformational combination

•	The best partner to Oil & Gas customers … offering solutions based on complementary equipment & services technology across the full spectrum of the oil and gas value chain

•	More innovative solutions to market faster and more cost effectively … Baker Hughes’ leading products and services with GE Oil & Gas highly differentiated manufacturing capabilities

•	Best-in class physical + digital technology … combine Baker Hughes domain expertise, technology and culture of innovation with GE Store and GE industry-leading digital platform (Predix)

•	Digitization will drive efficiency throughout the value stream in completely new ways

•	Value creation for customers and shareholders … positioned to weather short-term volatility and participate in industry upcycle

•	Common DNA … Innovation and Technology are part of our combined DNA

•	With synergies expected to reach $1.6B

About GE Oil and Gas

Upstream Midstream Downstream

- Subsea
-  Offshore
-  Onshore
-  Pipeline and Storage
-  LNG
-  Refinery
- Petrochemical

~37,000 EMPLOYEES
~$12.9B REVENUES '16

Improving the health and productivity of
operations from extraction to end of use.

For integration planning purposes only.   7

•	Let’s start with a quick look at GE Oil & Gas

•	$13 billion industry leader with about 37,000 employees

•	While they currently serve customers in the upstream, midstream, and downstream sectors, the capabilities of our two companies are highly complementary

•	Just like Baker Hughes, GE Oil & Gas is continually focused on delivering the highest standards of operational and commercial excellence.

Physical Meets Digital

o Predix is General Electric's
software platform for the collection
of data from industrial machines

o GE expects Predix to do for factories and plants what
Apple's iOS did for cell phones

o Software was introduced to the market and made available
to all companies in 2015

o Oil and gas applications
- Machine and equipment health
- Reliability management
- Maintenance and optimization

o We build intelligent tools that produce data on
performance and efficiency
-Predix will give us the ability to use data in new ways

With Predix, we will be able to use data in entirely new
ways

For integration planning purposes only.   8

•	Let me drill down into digital and why this is really one of the unique elements of the value creation potential of his combination.

•	GE has been investing in digital capabilities and its Predix application.

•	This is sort of like Windows for industrial operations. It is a way of monitoring performance and mining data that can be analyzed and fed back into operations for improved performance.

•	It is used for asset performance, reliability and performance management as well as process optimization for all aspects of our business.

•	We build intelligent tools that produce data on performance and efficiency. With Predix we will be able to use that data in an entirely new way.

What is the GE Store?

o GE Store is a centralized resource where GE employees mix
and match technology, tools, and ideas to create solutions
for customers

o GE engineers and scientists work together across
businesses - Example of transfer from Aviation to Oil and Gas:
alternators from aircraft engines used to improve motors in
oilfield

o GE Store principles:
- Contribute
- Crowdsource
- Collaborate

For integration planning purposes only.   9

•	Next, let me tell you about the GE Store

•	This is GE’s centralized, integrated technology development and innovation hub

•	It is almost like a corporate function that ensures that technology is shared among and pushed into business units so that it can be applied to different business applications

•	Think of it as collaboration and cross pollination or cross-fertilization across business units

•
So, if there is a technology breakthrough in materials, battery systems or sensors in healthcare, power or transportation that can be applied to well construction, production optimization or Artificial Lift, drilling or production optimization, we will have access to it and will be able to integrate it into our products

•	GE spends billions a year on R&D and innovation across its business, and we will be a beneficiary of that investment through the GE Store

33,000
EMPLOYEES
80+ COUNTRIES IN WHICH
WE OPERATE
R.C. Baker  Howard Robard Hughes, Sr.
EFFICIENT WELLS
OPTIMIZED PRODUCTION
IMPROVED RECOVERY

For integration planning purposes only.   10

[FOR USE WITH GE AUDIENCES]

•	Baker Hughes is a company of approximately 33,000 people who live and work in more than 80 countries

•	Our headquarters is in Houston, Texas

•	It has been in business for more than a century

•	Baker Hughes invested $384 million on research and technology in 2016

•	Its strategy is focused on customer needs: delivering more efficient wells, optimizing production, and improving recovery

Baker Hughes Product Lines

WIRELINE SERVICES
DRILLING SERVICES
DRILL BITS
DRILLING AND COMPLETION
FLUIDS
COMPLETIONS
WELL INTERVENTIONS
PRESSURE PUMPING
ARTIFICIAL LIFT SYSTEMS
CHEMICALS
PROCESS AND
PIPELINE SERVICES

For integration planning purposes only.   11

•	Today, Baker Hughes serves every sector of the oil and gas industry through product lines that stretch from geological evaluation to processing

Timeline*

1. Oct. 30, 2016 Agreement reached

2. Announce Joint Integration Team
3. Regulatory Reviews Begin

4. Integration Planning Begins
5. Prepare org structure of new company

6. BHI stockholders vote
7. Regulatory decisions finalized

8. Closing preparation completed
9. Deal expected to close mid-2017

10. Integration begins

*The order, timing, and completion of events described may
 change.

For integration planning purposes only.   12

•	Now you have the deal basics

•	Now we’ll talk about the integration planning process by looking at an overview of the major milestones in the integration planning process…

Integration Planning Status

November - December
December - January
February - Close
Close: mid-2017

Define vision and team
Early mutual discovery
Discovery and planning
Integration execution

Understand deal rationale and define synergy expectations
Build integration team and governance structure
Develop initial integration milestones and host kickoff
meeting Launch joint GE/BHI internal website Complete
detailed task levelDay 1 plans Define synergy planning
process / baselines Complete initial data exchange and
understand "as is" processes Define operating model and high level organization structure Finalize synergy targets and plan for synergy execution post close Execute plans for Day 1
readiness to ensure smooth transition Design NewCo Day 2
processes (adopt, adapt, or retain) Execute, measure and
track synergy execution Implement Day 2

NewCo processes per pre close integration plans
Monitor integration for additional value creation
opportunities or adjust plans where needed

For integration planning purposes only.   13

•	PMO, PWC, co-location, tools, Smartsheet, overall, internal discussion – group up and running. One plan.

$1.6B in Expected Synergies by 2020

Revenue synergies
~$1.6B
Cost synergy timing
2018F
~$0.6B
2019F
~$1.0B
2020F
~$1.2B
$400M
$400M
$400M
$200M
$200M
Sourcing/
procurement gains
Manufacturing
and service footprint
rationalization
SG and A
consolidation
Process optimization

For integration planning purposes only.   14

•	Expected synergies are grouped into two categories: cost (in blue) and revenue (in orange)

•
These include $1.2 billion in cost synergies, as well as $400 million in revenue synergies that we expect to achieve by providing a more comprehensive customer proposition spanning upstream, midstream, and downstream segments, through more customer touch points

•	Importantly, we believe the growth estimates are conservative and they assume only a modest recovery in broader industry conditions

Common Culture of Innovation, Values,
   Purpose

R.C. Boker Thomas Edison Howord Hughes,
   Sr.

For integration planning purposes only.   15

•	That’s the story behind why the deal makes so much sense for our customers and shareholders

•	Now let’s talk about why it makes so much sense in terms of people and culture

•	If we look at the human side of the story, Baker Hughes and GE are very similar

•	Both have stellar reputations, strong histories of innovation and technology leadership

•	Similar commitment to safety, the environment and doing the right thing

•	Two tremendously talented teams of people who share a passion for delivering for customers, as well as for shareholders

•	Companies that strongly emphasize giving back to the communities in which their people live and work

•	We are two great working people’s companies that are changing the world for the better

•	We recognize there is always anxiety and uncertainty when you put two companies together.

•	But employees from both sides will benefit from being part of a larger, more diversified organization

•	Remember this is a truly complementary combination with little overlap in terms of businesses and capabilities

Culture snapshot

Integration Planning Team Culture Assessment
Crotonville, December 5, 2016

Individual authority  Consensus
Data Driven  Intuition
Fixed  Fluid
BHI  Past  Future
GE  Direct  Indirect
Instrumental  Expressive
Risk discouraged  Risk encouraged
Competitive  Cooperative
Prefer structure  Prefer flexibility
Task orientation  Relationship centered
Single focus  Multi-focused
Function  Process

Integration
team closely
aligned on
culture
Great starting
point to
define a
winning
culture for
employees
globally

For integration planning purposes only.   16

•	We are very closely aligned

•	Look at the results of this culture snapshot; it’s from the first joint integration meeting

•	Still, when you start to dig a little deeper, there is more to the story here

•	There are differences

•	And we don’t want to take anything for granted

Employee Engagement

Regional roadshow kicked off
Joint integration website launched in Dec.
Work underway to define brand strategy
"Edge Group" engaged as sounding board
Baseline culture survey to sampling of both employee
populations under development

Roadshow draft timeline
Broad country coverage

Jan
Feb
Mar
Apr
May
NAM
EUR
MEA
APAC
LATAM
SSA

For integration planning purposes only.   17

•	So it follows that we are putting resources behind understanding the culture and ways of working at each company

•
We have already launched a regional roadshow – hitting both Baker Hughes and GE Oil & Gas facilities across the globe – because it’s important to make sure that we all feel a part of this one-time effort – and we all share in the excitement of what we are creating

•	We launched a website so that employees can learn more about the capabilities of each company (it is updated every Friday with new information)

•	We are making an intense effort around our brand strategy – this is a once-in-a-lifetime opportunity to define who we are and what we stand for

•	The Edge Group – a group of 12 employees on each side who are not involved in the integration planning -- is set up to give us candid feedback on our assumptions and plans for Day 1.

•	Culture surveys – we are looking at lots of ways to include employee feedback

•	So a broad, strong effort to understand each other, and move toward creating a new culture – we have the freedom (from Mothership GE) to create something really quite special

Creating the Industry Productivity
   Leader

Fullstream portfolio
Drilling and Evaluation
Completion and Production
LNG and Pipeline Solutions
Refinery and Petrochemical Solutions
Digital Solutions
Key player in different segments

Productivity drivers
Commercial Innovation
Digital Transformation
Technology Leadership
Operations Optimization
Unique differentiators

Better outcomes
Cost per barrel
Faster cycle times
ROI
Execution = Results

For integration planning purposes only.   18

•	So to finish up, the industry needs us

•	Our customers have been doing things the same way for decades

•	We can be the ones who change that – for the better

•	Together

Q and A

For integration planning purposes only.   19

Now over to you…

Legal

Additional Information and Where to Find It

In connection with the proposed transaction between GE and
Baker Hughes, the new NYSE listed corporation ("Newco") will prepare and file with the SEC a registration statement on
Form S-4 that will include a combined proxy
statement/prospectus of Newco and Baker Hughes (the
"Combined Proxy Statement/Prospectus"). Baker Hughes and
Newco will prepare and file the Combined Proxy
Statement/Prospectus with the SEC, and Baker Hughes will
mail the Combined Proxy Statement/Prospectus to its
stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a
substitute for any proxy statement, registration statement,
proxy statement/prospectus or other documents Baker Hughes
and/or Newco may file with the SEC in connection with the
proposed transaction. INVESTORS AND SECURITY HOLDERS ARE
URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED
PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY
AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY
STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER
HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED
TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT
INFORMATION. Investors and security holders will be able to
obtain free copies of the Combined Proxy
Statement/Prospectus and other documents filed with the SEC
by Baker Hughes and/or Newco through the website maintained
by the SEC at www.sec.gov. Investors and security holders
will also be able to obtain free copies of the documents
filed by Newco and/or Baker Hughes with the SEC on Baker
Hughes' website at http://www.bakerhughes.com or by
contacting Baker Hughes Investor Relations at
alondra.oteyza@bakerhughes.com or by calling
+1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and
not intended to and does not constitute an offer to
subscribe for, buy or sell, the solicitation of an offer to
subscribe for, buy or sell or an invitation to subscribe
for, buy or sell any securities or the solicitation of any
vote or approval in any jurisdiction pursuant to or in
connection with the proposed transaction or otherwise, nor
shall there be any sale, issuance or transfer of securities
in any jurisdiction in contravention of applicable law. No
offer of securities shall be made except by means of a
prospectus meeting the requirements of Section 10 of the
Securities Act of 1933, as amended, and otherwise in
accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors,
executive officers and other members of its management and
employees may be deemed to be participants in the
solicitation of proxies in connection with the proposed
transaction. Information regarding the persons who may,
under the rules of the SEC, be deemed participants in the
solicitation of proxies in connection with the proposed
transaction, including a description of their direct or
indirect interests, by security holdings or otherwise, will
be set forth in the Combined Proxy Statement/Prospectus and
other relevant materials when it is filed with the SEC.
Information regarding the directors

and executive officers of GE is contained in GE's proxy
statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form
10-K for the year ended December 31, 2015, which was filed
with the SEC on February 26, 2016, its Quarterly Report on
Form 10-Q/A for the quarter ended September 30, 2016, which
was filed with the SEC on November 9, 2016 and certain of
its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is
contained in Baker Hughes' proxy statement for its 2016
annual meeting of stockholders, filed with the SEC on April
11, 2016, its Annual Report on Form 10-K/A for the year
ended December 31, 2015, which was filed with the SEC on
February 19, 2016, its Quarterly Report on Form 10-Q for the
quarter ended September 30, 2016 which was filed with the
SEC on October 25, 2016 and certain of its Current Reports
filed on Form 8-K. These documents can be obtained free of
charge from the sources indicated above.

For integration planning purposes only.   20

Caution Concerning Forward-Looking
   Statements

This communication contains "forward-looking" statements as
that term is defined in Section 27A of the Securities Act of
1933, as amended, and Section 21E of the Securities Exchange
Act of 1934, as amended by the Private Securities Litigation
Reform Act of 1995, including statements regarding the
proposed transaction between GE and Baker Hughes. All
statements, other than historical facts, including
statements regarding the expected timing and structure of
the proposed transaction; the ability of the parties to
complete the proposed transaction considering the various
closing conditions; the expected benefits of the proposed
transaction such as improved operations, enhanced revenues
and cash flow, synergies, growth potential, market profile,
customers' business plans and financial strength; the
competitive ability and position of the combined company
following completion of the proposed transaction, including
the projected impact on GE's earnings per share; oil and
natural gas market conditions; costs and availability of
resources; legal, economic and regulatory conditions; and
any assumptions underlying any of the foregoing, are
forward-looking statements. Forward-looking statements
concern future circumstances and results and other
statements that are not historical facts and are sometimes
identified by the words "may," "will," "should,"
"potential," "intend," "expect," "endeavor," "seek,"
"anticipate," "estimate," "overestimate," "underestimate,"
"believe," "could," "project," "predict," "continue,"
"target" or other similar words or expressions.
Forward-looking statements are based upon current plans,
estimates and expectations that are subject to risks,
uncertainties and assumptions. Should one or more of these
risks or uncertainties materialize, or should underlying
assumptions prove incorrect, actual results may vary
materially from those indicated or anticipated by such
forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans,
estimates or expectations will be achieved. Important
factors that could cause actual results to differ materially from such plans, estimates or expectations include, among
others, (1) that one or more closing conditions to the
transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise,
including that a governmental entity may prohibit, delay or
refuse to grant approval for the consummation of the
proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the
required approval by the stockholders of Baker Hughes may
not be obtained; (2) the risk that the proposed transaction
may not be completed in the time frame expected by GE or
Baker Hughes, or at all; (3) unexpected costs, charges or
expenses resulting from the proposed transaction; (4)
uncertainty of the expected financial performance of the
combined company following completion of the proposed
transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay
in completing the proposed transaction or integrating the
businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7)
difficulties and delays in achieving revenue and cost
synergies of the combined company; (8) inability to retain
and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction;
(10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or
investigations may affect the timing or occurrence of the
contemplated merger or result in significant costs of
defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price
changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time
to time in GE's and Baker Hughes' reports filed with the
SEC, including GE's and Baker Hughes' annual report on Form
10-K, periodic quarterly reports on Form 10-Q, periodic
current reports on Form 8-K and other documents filed with
the SEC. The foregoing list of important factors is not
exclusive.

Any forward-looking statements speak only as of the date of
this communication. Neither GE nor Baker Hughes undertakes
any obligation to update any forward- looking statements,
whether as a result of new information or developments,
future events or otherwise, except as required by law.
Readers are cautioned not to place undue reliance on any of
these forward-looking statements.

For integration planning purposes only.   21

BAKER HUGHES